                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 22

                               PIERRE FOODS, INC.
                      (Formerly known as FRESH FOODS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   720830 10 8
                                 (CUSIP Number)

                                 David R. Clark
                              361 Second Street, NW
                                Hickory, NC 28603
                                 (828) 304-2307
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  [Page 1 of 6]

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 2 of 6 Pages
---------------------------                         ----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
--------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 3 of 6 Pages
---------------------------                         ----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
--------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

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CUSIP No. 720830 10 8                 13D           Page 4 of 6 Pages
---------------------------                         ----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES M. TEMPLETON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           8     SHARED VOTING POWER
                                 0
--------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                                               Page 5 of 6 Pages

ITEM 1. SECURITY AND ISSUER

Item 1 is not amended.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is not amended.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is not amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) See the cover page of this Schedule 13D for the information called for by these items regarding beneficial ownership of Pierre Common Stock by Messers. Richardson, Clark and Templeton. Mr. Richardson and Mr. Clark share voting and dispositive power with respect to the 3,630,212 shares (62.8%)of Pierre Common Stock owned by PFMI. Mr. Templeton does not beneficially own the Pierre Common Stock owned by PFMI. See Item 6 below.

         (c)-(d) Not applicable.

         (e) Mr. Templeton ceased to be the beneficial owner of more than five percent of Pierre Common Stock as of April 17, 2001, as evidenced by the agreement described under Item 6 below and attached hereto as Exhibit 1.1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         PFMI and Messrs. Richardson, Clark and Templeton have entered into an agreement, dated as of April 17, 2001, which provides that (1) Mr. Templeton shall not exercise voting discretion with respect to his shares of PFMI Stock but rather shall vote such shares as requested by Messrs. Richardson and Clark and (2) Messrs. Richardson and Clark shall have sole investment power and authority with respect to Pierre Common Stock owned by PFMI now or in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed as an exhibit to this Schedule 13D:

1.1 Agreement dated as of April 17, 2001 among PFMI, James C. Richardson, Jr., David R. Clark and James M. Templeton

                                                               Page 6 of 6 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ James C. Richardson, Jr.
--------------------------------                            May 8, 2001
James C. Richardson, Jr.


/s/ David R. Clark
--------------------------------                            May 8, 2001
David R. Clark


/s/ James M. Templeton
--------------------------------                            May 8, 2001
James M. Templeton